UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

QNECTIVE, INC.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
74732G104
(CUSIP Number)
Pageant Holdings Ltd.
Melcorpo Building, Loughlinstown Drive
Dun Laoghaire,
County Dublin, Ireland
+353-1-282-3100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 30, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	74732G104	Page	2	of	7

1	NAMES OF REPORTING PERSONS Pageant Holdings Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Bailiwick of Jersey (the Channel Islands)

	7	SOLE VOTING POWER

NUMBER OF		11,175,101

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,175,101

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,175,101

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* Percentage calculation based on total number of the Issuer's outstanding shares of Common Stock as of March 13, 2009 as reported in its
   Form 10-K Annual Report for the Year Ended December 31, 2008.

Item 1.	Security and Issuer.
          This Schedule 13D relates to shares of Common Stock, $0.001 par value per share, of Qnective, Inc., a Nevada corporation (the “Issuer”). The address of the Issuer’s principal executive offices is c/o Qnective (Switzerland) AG, Thurgauerstrasse 54, CH-8050, Zurich, Switzerland.

Item 2.	Identity and Background.
(a)	The Reporting Person filing this statement is Pageant Holdings Ltd., a Bailiwick of Jersey (the Channel Islands) corporation (the “Reporting Person”).

(b)	The principal business address of the Reporting Person is: Melcorpo Building, Loughlinstown Drive, Dun Laoghaire, County Dublin, Ireland.

(c)	The Reporting Person is a corporation that principally invests for its own account.

(d)	The Reporting Person, within the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, where as a result of such proceeding, it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
          Between June 21, 2007 and March 31, 2009, the Reporting Person acquired an aggregate of 11,175,101 shares of the Issuer’s Common Stock, par value $0.001 per share (the “Shares”), for an aggregate of $1,272,282 using its own working capital.

Item 4.	Purpose of the Transaction.
          The Reporting Person acquired the Issuer’s securities for investment purposes.
          Except as discussed in Items 5(c) and 6 below, the Reporting Person has no current plans or proposals which relate to or would result in any of the following, except that the Reporting Person may, from time to time, and at any time, acquire additional, or dispose of, Shares in the open market or otherwise.
(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.
          The Reporting Person may, at any time and from time to time, review or reconsider its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Item 5.	Interest in Securities of the Issuer.
(a)	The following table sets forth the aggregate number and percentage of the Issuer’s Shares beneficially owned by the Reporting Person:

Reporting Person	Shares Beneficially Owned	Percentage

Pageant Holdings Ltd.	11,175,101	17.1%*

*	Percentage calculation based on total number of the Issuer’s outstanding shares of Common Stock as of March 13, 2009 as reported in its Form 10-K Annual Report for the Year Ended December 31, 2008.
(b)	The following table sets forth the number of Shares as to which the Reporting Person has (i) the sole power to vote or direct the voting of the Shares, (ii) the sole power to dispose or to direct the disposition of the Shares, (iii) shared power to vote or direct the voting of the Shares or (iv) shared power to dispose or direct the disposition of the Shares:

	Sole Voting	Sole Power	Shared Voting	Shared Power
Reporting Person	Power	of Disposition	Power	of Disposition

Pageant Holdings Ltd.	11,175,101	11,175,101	0	0
(c)	As of March 22, 2009, the Reporting Person held 250,000 of the Issuer’s Shares.

The following table sets forth all transactions with respect to the Issuer’s Shares effected during the past sixty (60) days by the Reporting Person. Except as otherwise indicated, all transactions were effected in the open market.

Reporting Person	Date	Shares Purchased	Price per Share	Net Consideration

Pageant Holdings Ltd.	March 23, 2009	501	$0.13	$65
Pageant Holdings Ltd.	March 24, 2009	50,000	$0.13	$6,516
Pageant Holdings Ltd.	March 26, 2009	110,000	$0.043	$4,762
Pageant Holdings Ltd.	March 27, 2009	2,065,000	$0.025	$52,168
Pageant Holdings Ltd.	March 30, 2009	2,697,800	$0.017	$46,918
Pageant Holdings Ltd.	March 31, 2009	6,001,800	$0.027	$161,852
On June 11, 2008, the Reporting Person entered into an investment agreement with Bridge Capital LLC in consideration of the $1,000,000 that the Reporting Person invested in the Issuer (the “Investment Agreement”). In connection with the Investment Agreement, Bridge Capital LLC warranted that it held 49% of the Issuer’s Shares, and agreed to transfer 16.7% of its holdings in the Issuer to the Reporting Person. According to the Reporting Person’s calculations, this obligation amounts to 4,901,617 Shares. To date, Bridge Capital LLC has not delivered the Shares to the Reporting Person.

(d)	N/A
(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
(a)	Investment Agreement, dated June 11, 2008, between Pageant Holdings Ltd. and Bridge Capital LLC in consideration of the $1,000,000 that Pageant Holdings Ltd. invested in Qnective, Inc., pursuant to which, Bridge Capital LLC has agreed to transfer 16.7% of its holdings in Qnective, Inc. to Pageant Holdings Ltd. According to the Reporting Person’s calculations, this obligation amounts to 4,901,617 Shares. To date, Bridge Capital LLC has not delivered the Shares to the Reporting Person.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1.	Investment Agreement, dated June 11, 2008, between Pageant Holdings Ltd. and Bridge Capital LLC. (1)

(1)	Filed herewith.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2009	/s/ Peter O'Grady Walshe
	Name:	Peter O'Grady Walshe
	Title:	Director Pageant Holdings Ltd.